Draft 4/4/14

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Star Scientific, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

85517P 10 1

(CUSIP Number)

Jay B. Gould, Esq.

Pillsbury Winthrop Shaw Pittman LLP

Four Embarcadero Center, Suite 2200

San Francisco, CA 94111

415-983-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 2, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85517P 10 1	Page 2 of 15

1	NAME OF REPORTING PERSON Tradewinds Capital, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 94-3263092
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,962,335
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,962,335
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,962,335
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7% (1)
14	TYPE OF REPORTING PERSON PN

(1)	Assumes 172,607,230 Shares of Common Stock outstanding as of March 7, 2014.

CUSIP No. 85517P 10 1	Page 3 of 15

1	NAME OF REPORTING PERSON Tradewinds Investment Partners, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 68-0329511
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,962,335
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,962,335
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,962,335
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7% (1)
14	TYPE OF REPORTING PERSON PN

(1)	Assumes 172,607,230 Shares of Common Stock outstanding as of March 7, 2014.

CUSIP No. 85517P 10 1	Page 4 of 15

1	NAME OF REPORTING PERSON Tradewinds Investment Management, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-2344697
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,962,335
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,962,335
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,962,335
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7% (1)
14	TYPE OF REPORTING PERSON PN

(1)	Assumes 172,607,230 Shares of Common Stock outstanding as of March 7, 2014.

CUSIP No. 85517P 10 1	Page 5 of 15

1	NAME OF REPORTING PERSON P.V. Partners, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 01-0895351
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,089,362
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,089,362
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,089,362
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1% (1)
14	TYPE OF REPORTING PERSON PN

(1)	Assumes 172,607,230 Shares of Common Stock outstanding as of March 7, 2014.

CUSIP No. 85517P 10 1	Page 6 of 15

1	NAME OF REPORTING PERSON Feehan Partners, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 94-3304306
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,357,457
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,357,457
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,357,457
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7% (1)
14	TYPE OF REPORTING PERSON PN

(1)	Assumes 172,607,230 Shares of Common Stock outstanding as of March 7, 2014.

CUSIP No. 85517P 10 1	Page 7 of 15

1	NAME OF REPORTING PERSON Scott P. Peters S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON *********
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 64,700
	8	SHARED VOTING POWER 10,051,697 (1)
	9	SOLE DISPOSITIVE POWER 64,700
	10	SHARED DISPOSITIVE POWER 10,051,697 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,116,397 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9% (3)
14	TYPE OF REPORTING PERSON IN

(1)	Includes Shares held by Tradewinds Capital, L.P. and P.V. Partners, L.P..
(2)	Assumes 172,607,230 Shares of Common Stock outstanding as of March 7, 2014.

CUSIP No. 85517P 10 1	Page 8 of 15

1	NAME OF REPORTING PERSON Robert W. Scannell S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON *** ** ****
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,319,792 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,319,792 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,319,792 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Includes Shares held by Tradewinds Capital, L.P. and Feehan Partners, L.P.
(2)	Assumes 172,607,230 Shares of Common Stock outstanding as of March 7, 2014.

CUSIP No. 85517P 10 1	Page 9 of 15

Explanatory Note

Introduction

This Schedule 13D (this “Schedule”) is being filed by the Reporting Persons (as defined below) and relates to their beneficial ownership of shares (each, a “Share,” and, collectively, the “Shares”) of common stock (the “Common Stock”) of Star Scientific, Inc., a Delaware corporation (the “Issuer”).

Previously, the Reporting Persons had reported their beneficial ownership under Schedule 13G, filed on January 22, 2008. The Reporting Persons’ obligation to report their beneficial ownership using Schedule 13D was triggered by the formation of the group comprised of the Reporting Persons, which was filed on September 23, 2008. On January 6, 2010, the Reporting Persons filed Amendment No. 1 to Schedule 13D to reflect the purchases of additional Shares in December 2009. On January 28, 2010, the Reporting Persons filed Amendment No. 2 to Schedule 13D to correct a typographical error in Item 4, regarding the number of Shares purchased on December 30, 2009. On March 12, 2010, the Reporting Persons filed Amendment No. 3 to Schedule 13D to reflect the purchase of additional Shares on March 9, 2010. On November 10, 2010, the Reporting Persons filed Amendment No. 4 to Schedule 13D to reflect the purchase of additional Shares on November 5, 2010. On March 10, 2011, the Reporting Persons filed Amendment No. 5 to Schedule 13D to reflect the purchase of additional Shares on March 4, 2011. On August 26, 2011, Feehan (as defined below) purchased additional 150,000 Shares at $1.8043 per share. On November 13, 2012, Tradewinds Master Fund (BVI) Ltd. (“Tradewinds Master”) exercised warrants to obtain 1,290,323 additional shares. That interest was reflected in the previous Schedule 13D/A as unexercised warrants. On January 16, 2013, the Reporting Persons filed Amendment No. 8 to Schedule 13D to reflect the sales by Tradewinds Master on January 11 and January 14, 2013, of 953,260 and 452,359 shares, respectively. On April 2, 2014, Tradewinds Master distributed its Shares to its two feeder funds on a pro rata basis in connection with its liquidation, one feeder fund distributed all its Shares to its investors on a pro rata basis, and the other feeder fund, Tradewinds Capital, L.P. (“Tradewinds Capital”), distributed some of its Shares by a redemption in kind of its investors who were not Reporting Persons. Mr. Peters and Mr. Scannell contributed the Shares they received in the pro rata distribution of the first feeder fund to Tradewinds Capital. Shares beneficially owned by the Reporting Persons were further reduced as a result of the extension of the exercise date of warrants held by the Reporting Persons beyond 60 days. This Amendment No. 9 is being filed to reflect those distributions, amendments, and contributions and the resulting changes to the Reporting Persons and their respective Share ownership.

Item 1. Security and Issuer

This Schedule relates to the Shares of the Issuer. The address of the Issuer’s principal executive office is 4470 Cox Road, Glen Allen, VA 23060.

Item 2. Identity and Background

(a) This Schedule is being filed by Tradewinds Capital, Tradewinds Investment Partners, LLC (“TIP”), Tradewinds Investment Management, L.P. (“TIM”), P.V. Partners, L.P., a California limited partnership (“PVP”), Feehan Partners, L.P., a California limited partnership (“Feehan”), Scott P. Peters, an individual (“Mr. Peters”), and Robert W. Scannell, an individual (“Mr. Scannell”). Each of these persons or entities is referred to herein as a “Reporting Person” or collectively as “Reporting Persons.”

Prior to this Amendment No. 9, the Reporting Persons included Tradewinds Master. The Shares held by Tradewinds Master were distributed on a pro rata basis in connection with its liquidation, and Tradewinds Master is no longer a holder of Shares. Tradewinds Capital, TIP, TIM and Mr. Scannell have been added as Reporting Persons.

TIP is the General Partner, and TIM is the investment manager, of Tradewinds Capital and, as such, may be deemed to share voting and investment power over the Shares held by Tradewinds Capital.

CUSIP No. 85517P 10 1	Page 10 of 15

Mr. Peters is a Member of TIP and a Co-General Partner of TIM and, as such, may be deemed to share voting and investment power over the Shares held by Tradewinds Capital. Mr. Peters is the General Partner of PVP.

Mr. Scannell is the Managing Member of TIP and a Co-General Partner of TIM and, as such, may be deemed to share voting and investment power over the Shares held by Tradewinds Capital. Mr. Scannell is the General Partner of Feehan.

(b) The business address of each of the foregoing Reporting Persons is c/o Tradewinds Investment Management, L.P., Three Harbor Drive, Suite 213, Sausalito, CA 94965.

(c) The principal business of Tradewinds Capital is to acquire, hold and dispose of investments. The principal business of TIP is to act as the general partner of Tradewinds Capital. The principal business of TIM is to act as the investment adviser to Tradewinds Capital. The principal business of PVP and Feehan is to hold investments for Mr. Peters and Mr. Scannell, respectively. The principal occupation of Mr. Peters and Mr. Scannell is to act as the principals and controlling persons of TIP and TIM.

(d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Messrs. Peters and Scannell are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The Shares were acquired through a combination of open market and private purchases, exercises of warrants and pro rata distributions as described above. The source of funds for all such purchases was the working capital or personal funds of each of the respective acquiring entities or persons.

Item 4. Purpose of Transaction

Other than as described below, the Reporting Persons do not have any plans or proposals which would result in any of the following:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

CUSIP No. 85517P 10 1	Page 11 of 15

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those enumerated above.

The Shares reported herein were acquired solely for investment purposes. The Reporting Persons reserve the right to acquire, or dispose of, additional Shares and other securities of the Issuer in the ordinary course of their businesses, to the extent deemed advisable in light of their general investment and trading policies, market conditions or other factors. The Reporting Persons will continue to evaluate the business and prospects of the Issuer, and their present and future interest in, and intentions with respect to, the Issuer, and in connection therewith expect from time to time to consult with management and other stockholders of the Issuer.

Item 5. Interest in Securities of the Issuer

(a) As of April 2, 2014, the Reporting Persons, as a group within the meaning of Section 13(d)(3), beneficially owned 16,473,854 Shares, representing approximately 9.5% of the 172,607,230 Shares of Common Stock outstanding as of March 7, 2014 (the “Outstanding Shares”). The number of Outstanding Shares is taken from the Issuer’s Annual Report dated March 17, 2014, its most recently available filing with the SEC.

(b) As of April 2, 2014, Tradewinds Capital, TIP and TIM had shared voting and investment power over 2,962,335 Shares, representing approximately 1.7% of the Outstanding Shares.

As of April 2, 2014, PVP had shared voting and investment power over 7,089,362 Shares, representing approximately 4.1% of the Outstanding Shares.

As of April 2, 2014, Feehan had shared voting and investment power over 6,357,457 Shares, representing approximately 3.7% of the Outstanding Shares.

As of April 2, 2014, Mr. Peters had shared voting and investment power over the 2,962,335 Shares held by Tradewinds Capital and the 7,089,362 shares held by PVP, and sole voting and investment power over 64,700 Shares held by his retirement accounts. Together, Mr. Peters had beneficial ownership of 10,116,397 Shares, representing approximately 5.9% of the Outstanding Shares. Mr. Peters disclaims any beneficial ownership of the Shares held by Feehan.

As of April 2, 2014, Mr. Scannell had shared voting and investment power over the 2,962,335 Shares held by Tradewinds Capital and the 6,357,457 shares held by Feehan. Together, Mr. Scannell had beneficial ownership of 9,319,792 Shares, representing approximately 5.4% of the Outstanding Shares. Mr. Scannell disclaims any beneficial ownership of the Shares held by PVP and Mr. Peters’ retirement accounts.

(c) Except as set forth in the “Introduction” of this Schedule, during the last 60 days, no transactions in the Common Stock were effected by any Reporting Person, or to the best knowledge of any Reporting Person, any of the other persons set forth in Item 2.

(d) No person other than a Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Shares owned by the Reporting Persons.

(e) On April 2, 2014, Tradewinds Master ceased to be a beneficial owner of Shares and is no longer a Reporting Person or a member of the group.

Item 6. Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons have agreed to acquire the Shares for investment purposes. The Reporting Persons have further agreed to share information regarding the Issuer and join in decisions regarding voting and disposition of the Shares. They have acquired Shares at approximately the same times and may in the future acquire additional Shares and/or warrants to purchase Shares, and dispose of Shares and/or warrants to purchase Shares, at approximately the same times.

CUSIP No. 85517P 10 1	Page 12 of 15

Except as described above, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between such persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

The following documents are filed as exhibits hereto:

1. Power of Attorney of Tradewinds Capital, L.P. Appointing Designated Filer and Authorized Signer dated March 26, 2014. (Filed herewith)

2. Power of Attorney of Tradewinds Investment Partners, LLC Appointing Designated Filer and Authorized Signer dated April 7, 2014. (Filed herewith)

3. Power of Attorney of Tradewinds Investment Management, L.P. Appointing Designated Filer and Authorized Signer dated April 9, 2014. (Filed herewith)

4. Power of Attorney of P.V. Partners, L.P. Appointing Designated Filer and Authorized Signer dated September 19, 2008. (Incorporated by reference to Exhibit 24.1 to Schedule 13D filed on September 23, 2008)

5. Power of Attorney of Feehan Partners, L.P. Appointing Designated Filer and Authorized Signer dated September 19, 2008. (Incorporated by reference to Exhibit 24.2 to Schedule 13D filed on September 23, 2008)

6. Power of Attorney of Scott P. Peters Appointing Designated Filer and Authorized Signer dated September 19, 2008. (Incorporated by reference to Exhibit 24.4 to Schedule 13D filed on September 23, 2008)

7. Power of Attorney of Robert W. Scannell Appointing Designated Filer and Authorized Signer dated March 26, 2014. (Filed herewith)

8. Joint Filing Agreement dated April 9, 2014.

CUSIP No. 85517P 10 1	Page 13 of 15

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 10, 2014	TRADEWINDS CAPITAL, L.P.

	By:	/s/ Jay B. Gould
Jay B. Gould Attorney-in-Fact

Date: April 10, 2014	TRADEWINDS INVESTMENT PARTNERS, LLC

	By:	/s/ Jay B. Gould
Jay B. Gould Attorney-in-Fact

Date: April 10, 2014	TRADEWINDS INVESTMENT MANAGEMENT, L.P.

	By:	/s/ Jay B. Gould
Jay B. Gould Attorney-in-Fact

Date: April 10, 2014	P.V. PARTNERS, L.P.

	By:	/s/ Jay B. Gould
Jay B. Gould Attorney-in-Fact

Date: April 10, 2014	FEEHAN PARTNERS, L.P.

	By:	/s/ Jay B. Gould
Jay B. Gould Attorney-in-Fact

Date: April 10, 2014	SCOTT P. PETERS

	By:	/s/ Jay B. Gould
Jay B. Gould Attorney-in-Fact

Date: April 10, 2014	ROBERT W. SCANNELL

	By:	/s/ Jay B. Gould
Jay B. Gould Attorney-in-Fact

EXHIBIT INDEX

The following documents are filed as exhibits hereto:

1. Power of Attorney of Tradewinds Capital, L.P. Appointing Designated Filer and Authorized Signer dated March 26, 2014. (Filed herewith)

2. Power of Attorney of Tradewinds Investment Partners, LLC Appointing Designated Filer and Authorized Signer dated April 7, 2014. (Filed herewith)

3. Power of Attorney of Tradewinds Investment Management, L.P. Appointing Designated Filer and Authorized Signer dated April 9, 2014. (Filed herewith)

4. Power of Attorney of P.V. Partners, L.P. Appointing Designated Filer and Authorized Signer dated September 19, 2008. (Incorporated by reference to Exhibit 24.1 to Schedule 13D filed on September 23, 2008)

5. Power of Attorney of Feehan Partners, L.P. Appointing Designated Filer and Authorized Signer dated September 19, 2008. (Incorporated by reference to Exhibit 24.2 to Schedule 13D filed on September 23, 2008)

6. Power of Attorney of Scott P. Peters Appointing Designated Filer and Authorized Signer dated September 19, 2008. (Incorporated by reference to Exhibit 24.4 to Schedule 13D filed on September 23, 2008)

7. Power of Attorney of Robert W. Scannell Appointing Designated Filer and Authorized Signer dated March 26, 2014. (Filed herewith)

8. Joint Filing Agreement dated April 9, 2014.

CUSIP No. 85517P 10 1	Page 15 of 15

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to certain shares of common stock of Star Scientific, Inc. and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on April 9, 2014.

TRADEWINDS CAPITAL, L.P.

By:	/s/ Jay B. Gould
Jay B. Gould Attorney-in-Fact

TRADEWINDS INVESTMENT PARTNERS, LLC

By:	/s/ Jay B. Gould
Jay B. Gould Attorney-in-Fact

TRADEWINDS INVESTMENT MANAGEMENT, L.P.

By:	/s/ Jay B. Gould
Jay B. Gould Attorney-in-Fact

P.V. PARTNERS, L.P.

By:	/s/ Jay B. Gould
Jay B. Gould Attorney-in-Fact

FEEHAN PARTNERS, L.P.

By:	/s/ Jay B. Gould
Jay B. Gould Attorney-in-Fact

SCOTT P. PETERS

By:	/s/ Jay B. Gould
Jay B. Gould Attorney-in-Fact

ROBERT W. SCANNELL

By:	/s/ Jay B. Gould
Jay B. Gould Attorney-in-Fact